APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

What BBQ LLC
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period 31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 1,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	5,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	6,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	95,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	95,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-

TOTAL ASSETS	**$ 101,000.00**			
LIABILITIES				
Current Liabilities:				
Accounts Payable	$ -			
Business Credit Cards	75,000.00			
Sales Tax Payable	-			
Payroll Liabilities	-			
Other Liabilities	-			
Current Portion of Long-Term Debt	-			
Total Current Liabilities	75,000.00			
Long-Term Liabilities:				
Notes Payable	-			
Mortgage Payable	-			
Less: Current portion of Long-term debt	-			
Total Long-Term Liabilities	-			
EQUITY				
Capital Stock/Partner's Equity	53,000.00			
Opening Retained Earnings	-			
Dividends Paid/Owner's Draw	-			
Net Income (Loss)	(27,000.00)			
Total Equity	26,000.00			
TOTAL LIABILITIES & EQUITY	**$ 101,000.00**			
Balance Sheet Check	-			

What BBQ & Bar LLC
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period 1/1/2019 - 12/31/2019
REVENUES	
Sales	$ 124,195.60
Other Revenue	-
TOTAL REVENUES	**124,195.60**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	48,000.00
GROSS PROFIT (LOSS)	76,195.60
OPERATING EXPENSES	
Advertising and Promotion	6,000.00
Bank Service Charges	2,349.60
Business Licenses and Permits	1,200.00
Computer and Internet	1,800.00
Depreciation	2,000.00
Dues and Subscriptions	-
Insurance	960.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-

Professional Services - Legal, Accounting	-					
Occupancy	-					
Rental Payments	5,760.00					
Salaries	9,600.00					
Payroll Taxes and Benefits	4,028.40					
Travel	-					
Utilities	1,920.00					
Website Development	-					
TOTAL OPERATING EXPENSES	35,618.00					
OPERATING PROFIT (LOSS)	40,577.60					
INTEREST (INCOME), EXPENSE & TAXES						
Interest (Income)	960.00					
Interest Expense	-					
Income Tax Expense	-					
TOTAL INTEREST (INCOME), EXPENSE & TAXES	960.00					
NET INCOME (LOSS)	**$ 39,617.60**					

What BBQ LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
ASSETS		
Current Assets:		
Cash	$ 1,000.00	$ 1,000.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	5,000.00	5,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	6,000.00	6,000.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	95,000.00	95,000.00
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	(5,000.00)	-
Total Fixed Assets	90,000.00	95,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-

TOTAL ASSETS	**$ 96,000.00**		**$ 101,000.00**	
LIABILITIES				
Current Liabilities:				
Accounts Payable	$ -		$ -	
Business Credit Cards	60,000.00		75,000.00	
Sales Tax Payable	-		-	
Payroll Liabilities	-		-	
Other Liabilities	-		-	
Current Portion of Long-Term Debt	-		-	
Total Current Liabilities	60,000.00		75,000.00	
Long-Term Liabilities:				
Notes Payable	-		-	
Mortgage Payable	-		-	
Less: Current portion of Long-term debt	-		-	
Total Long-Term Liabilities	-		-	
EQUITY				
Capital Stock/Partner's Equity	11,266.00		53,000.00	
Opening Retained Earnings	-		-	
Dividends Paid/Owner's Draw	-		-	
Net Income (Loss)	24,734.00		(27,000.00)	
Total Equity	36,000.00		26,000.00	
TOTAL LIABILITIES & EQUITY	**$ 96,000.00**		**$ 101,000.00**	
Balance Sheet Check	-		-	

What BBQ
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period	Prior Period
	1/1/2020 - 12/31/2020	**6/1/2019 - 12/31/2019**
REVENUES		
Sales	$ 310,489.00	$ 124,195.60
Other Revenue	-	-
TOTAL REVENUES	**310,489.00**	**124,195.60**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	120,000.00	$ 48,000.00
GROSS PROFIT (LOSS)	190,489.00	76,195.60
OPERATING EXPENSES		
Advertising and Promotion	15,000.00	$ 6,000.00
Bank Service Charges	5,874.00	$ 2,349.60
Business Licenses and Permits	3,000.00	$ 1,200.00
Computer and Internet	4,500.00	$ 1,800.00
Depreciation	5,000.00	$ 2,000.00
Dues and Subscriptions	-	-
Insurance	2,400.00	$ 960.00
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-

Professional Services - Legal, Accounting	-		-			
Occupancy	-		-			
Rental Payments	14,400.00		$ 5,760.00			
Salaries	24,000.00		$ 9,600.00			
Payroll Taxes and Benefits	10,071.00		$ 4,028.40			
Travel	-		-			
Utilities	4,800.00		$ 1,920.00			
Website Development	-		-			
TOTAL OPERATING EXPENSES	89,045.00		35,618.00			
OPERATING PROFIT (LOSS)	101,444.00		40,577.60			
INTEREST (INCOME), EXPENSE & TAXES						
Interest (Income)	2,400.00		$ 960.00			
Interest Expense	-		-			
Income Tax Expense	-		-			
TOTAL INTEREST (INCOME), EXPENSE & TAXES	2,400.00		960.00			
NET INCOME (LOSS)	**$ 99,044.00**		**$ 39,617.60**			

I, Shill Hunter, certify that:

1. The financial statements of What BBQ & Bar included in this Form are true and complete in all material respects; and
2. The tax return information of What BBQ & Bar included in this Form reflects accurately the information reported on the tax return for What BBQ & Bar for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature *Shill Hunter*

Name: Shill Hunter

Title: Owner